FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of March 23, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has launched delisting tender offer for Confab shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Launches Delisting Tender Offer for Confab Shares

Luxembourg, March 22, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that, following receipt of all requisite approvals from CVM (Brazil's securities regulator) and the Sao Paulo stock exchange, its wholly-owned subsidiary Tenaris Investments S.à r.l. launched its delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab Industrial S.A. The offer, which was first announced on January 18, 2012, provides for a price in cash of Brazilian reais, or BRL, 5.85 per ordinary or preferred share, subject to adjustment as described in the offer documents. The auction for the offer and the announcement of its results are expected to be made on April 23, 2012.

The offer documents are available at http://ir.tenaris.com/confabdelistingtenderoffer.cfm

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.